December 24, 2019

Michael J. Roper
Chief Executive Officer
Muscle Maker, Inc.
308 East Renfo Street, Suite 101
Burleson, Texas 76028

       Re: Muscle Maker, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 16, 2019
           File No. 333-235283

Dear Mr. Roper:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. With respect to your resale prospectus, please revise to address the following:

           Please ensure that your principal stockholder table and selling stockholder tables are consistent. For example, it appears that Messrs. Southall and Mohan are selling stockholders, however, the selling stockholder table does not reflect the amount of shares it appears they will beneficially own after the resale offering, based upon the number of shares reflected in the principal stockholder table. Explain how you have arrived at the number of shares you are registering for resale,
           as the amounts discussed under "Shares registered for resale" discussing the
           December 5, 2019 conversions total an amount less than the 6,313,886 shares you are
 Michael J. Roper
Muscle Maker, Inc.
December 24, 2019
Page 2
              registering.

        Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMichael J. Roper                      Sincerely,
Comapany NameMuscle Maker, Inc.
                                                        Division of Corporation
Finance
December 24, 2019 Page 2                                Office of Trade &
Services
FirstName LastName